UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Delta Apparel, Inc.
(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

247368103

(CUSIP Number)

Forager Fund, L.P.

Attn: Edward Kissel

2025 3rd Ave. N, Suite 350

Birmingham, AL 35203

205-383-4763

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247368103	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons Forager Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 441,126
	8.	Shared Voting Power
	9.	Sole Dispositive Power 441,126
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,126
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 247368103	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons Forager Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 441,226
	8.	Shared Voting Power
	9.	Sole Dispositive Power 441,226
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,226
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 247368103	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons Edward Kissel
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 441,226
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 441,226

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,226
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons Robert MacArthur
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 441,226
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 441,226

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 441,226
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%
14.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 247368103	13D	Page 6 of 9 Pages

1.	Names of Reporting Persons Timothy Brog
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,100
	8.	Shared Voting Power
	9.	Sole Dispositive Power 51,100
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 247368103	Page 7 of 9 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Delta Apparel, Inc., a Georgia corporation (the “Issuer”), filed by Forager Fund, LP, Forager Capital Management, LLC, Edward Kissel, Robert MacArthur and Timothy Brog (collectively, the “Reporting Persons”) on October 10, 2023, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 13, 2023 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 492,326 shares of Common Stock for $3,549,917.85 using working capital from the Fund and the GP, and personal funds from Mr. Brog.”

2. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 7,010,020 shares of Common Stock issued and outstanding as of August 4, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended July 1, 2023. All of the share numbers reported herein are as of November 13, 2023, unless otherwise indicated. Each Reporting Person’s cover page to this Schedule 13D for is incorporated by reference into this Item 5(a, b).

The Reporting Persons, in the aggregate, beneficially own 492,326 shares of Common Stock of the Issuer, representing approximately 7.0% of such class of securities. The beneficial ownership of each Reporting Person is as follows: (i) the Fund beneficially owns 441,126 shares of Common Stock representing approximately 6.3% of the class; (ii) the GP, as the sole general partner of the Fund, beneficially owns 441,226 shares of Common Stock representing approximately 6.3% of the class; (iii) Mr. Kissel, as the managing partner of the GP, beneficially owns 441,226 shares of Common Stock representing approximately 6.3% of the class; (iv) Mr. MacArthur, as the managing partner of the GP, beneficially owns 441,226 shares of Common Stock representing approximately 6.3% of the class; and (v) Mr. Brog beneficially owns 51,100 shares of Common Stock representing approximately 0.7% of the class.

Each of the Fund and the GP has the sole power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). Each of Mr. Kissel and Mr. MacArthur has the shared power to vote and dispose of the shares of Common Stock beneficially owned by such person (as described above). Mr. Brog has the sole power to vote and dispose of the shares of Common Stock beneficially owned by him (as described above).

CUSIP No. 247368103	Page 8 of 9 Pages

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in the Common Stock since October 13, 2023 (the date of the filing of Amendment No. 1 to the Schedule 13D):

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
10/27/2023	7,028	$8.2030
10/30/2023	4,956	$8.1510
10/31/2023	76	$8.2996
11/02/2023	300	$8.2900
11/03/2023	1,363	$8.2514
11/06/2023	4,574	$8.2917
11/07/2023	614	$8.2772
11/08/2023	3,087	$8.2381
11/09/2023	1,591	$8.2723
11/10/2023	73,680	$8.2878

The above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.”

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 247368103	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 13, 2023

FORAGER FUND, LP

By: Forager Capital Management, LLC,
its General Partner

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

FORAGER CAPITAL MANAGEMENT, LLC

By:	/s/ Robert MacArthur
Robert MacArthur
Managing Partner

ROBERT MACARTHUR

/s/ Robert MacArthur

EDWARD KISSEL

/s/ Edward Kissel

TIMOTHY BROG

/s/ Timothy Brog